UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2007.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission File Number: 1-4639
CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

905 West Boulevard North
CTS Corporation	Elkhart, IN 46514

(Address of Principal
(Issuer of Securities)	Executive Offices)

CTS Corporation Retirement Savings Plan
Index
December 31, 2007 and 2006

*Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator
CTS Corporation Retirement Savings Plan
Elkhart, Indiana
We have audited the accompanying statements of net assets available For benefits of CTS Corporation Retirement Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
Merrillville, Indiana
June 25, 2008
Federal Employer Identification Number: 44-0160260

8001 Broadway, Suite 400 Merrillville, IN 46410-5552 219.769.3900 Fax 219.769.3906
bkd.com	Beyond Your Numbers

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$116,807,886	$119,516,706

Contributions Receivable:
Employee	—	100,572
Employer	—	43,397

	—	143,969

Net Assets Available for Benefits	$116,807,886	$119,660,675

See Notes to Financial Statements

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2007

Additions
Investment Income
Net depreciation in fair value of investments	$(1,793,381)
Interest	188,309
Dividends	9,869,132

Net Investment Income		8,264,060

Contributions
Employee	3,303,845
Employer	1,398,008
Rollover	265,211

		4,967,064

Total Additions		13,231,124

Deductions
Benefits paid to participants	15,971,861
Administrative expenses	36,447
Other Disbursements	75,605

Total Deductions		16,083,913

Net Decrease		(2,852,789)

Net assets available for benefits, Beginning of Year		119,660,675

Net assets available for benefits, End of Year		$116,807,886

See Notes to Financial Statements

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 1: Description of the Plan
The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Detailed information about the Plan is contained in the summary plan description which is available from the CTS Corporation (the “Company” or “Employer”) Human Resources Department.
General
The Plan was established January 1, 1983 and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participation
In general, employees are eligible to participate after 30 days of employment with the Company. Active employees can enroll in the Plan at any time.
Contributions
Employees hired prior to April 1, 2006 may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 35 percent of their gross pay. The Company makes matching contributions of 50 percent of the participant’s voluntary contribution up to 6 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 6 percent. The Company provides supplemental contributions at the rate of 3 percent of compensation to non-exempt salaried and hourly employees not covered by a defined benefit plan.
Employees hired after March 31, 2006 are automatically enrolled in the Plan, after 30 days of continuous service, at a contribution level of 3%, unless the employee completes the enrollment form indicating a different deferral amount. The Company makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of the participant’s eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 5 percent.
The Employer may also make an incentive contribution at the discretion of Company management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, thirteen mutual funds and Company common stock as investment options for participants.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.
For employees hired prior to April 1, 2006, company contributions vest at the rate of 20 percent for each year of employment and are fully vested after five years of employment.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
For employees hired after March 31, 2006, company contributions are immediately vested.
Payment of Benefits
Following termination of service, if the participant’s vested account balance is less than $1,000, the participant must take a lump-sum distribution of their vested account balance. Otherwise, the participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59-1/2 or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan can be in the form of a lump-sum payment, installment payments or an annuity or a combination of installment payments and an annuity.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. Forfeited balances of terminated employees’ non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For the years ended December 31, 2007 and 2006, there were $74,468 and $108,873, respectively, of non-vested forfeited accounts, which were used to reduce Company contributions. At December 31, 2007 and 2006, $1,536 and $141, respectively, of non-vested forfeitures were available to reduce future Company contributions.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as published in The Wall Street Journal, as of the first day of the month in which the loan is granted, plus two percent. The loans are collateralized by the participants’ vested account balance.
Note 2: Summary of Significant Accounting Policies
The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:
Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting.
Investments
Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices. Cash and cash equivalents are valued at cost, plus earnings. Participant loans are valued at cost which approximates fair value.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Payment of Benefits
Benefits are recorded when paid.
Expenses of the Plan
Administrative expenses of the Plan are paid primarily by the Plan.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in combinations of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Note 3: Administration of the Plan
JP Morgan Chase Bank is the Plan trustee. JP Morgan Retirement Plan Services, an agent of JP Morgan Chase Bank, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement. The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee.
In February 2008, the CTS Corporation Benefit Plan Administration Committee and the CTS Corporation Benefit Plan Investment Committee together decided to change the trustee and plan recordkeeper to The Vanguard Group effective July 1, 2008.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 4: Investments
The investments reflected in the Statements of Net Assets Available for Benefits represent the total assets in the Plan as of December 31, 2007 and 2006. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets at December 31:
Investments

	2007		2006
JP Morgan Prime Money Market Fund	$19,874,378		$19,631,149
CTS Corporation common stock	5,360,735	*	9,194,874
Mutual Funds:
GAMCO Growth Fund	13,821,344		15,006,142
JP Morgan US Equity Fund	13,938,562		13,776,520
American Century Ultra Fund	13,768,554		13,652,250
America Century International Growth Fund	10,782,099		9,438,442
JP Morgan Diversified Equity Fund	7,637,436		8,179,535
JP Morgan Intermediate Bond Fund	7,073,562		7,466,570
Oakmark Equity and Income Fund	7,484,642		5,981,204

*	The balance of this investment did not exceed 5 percent of net assets, but has been presented for comparability purposes.
During 2007, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated in value as follows:
Appreciation (Depreciation) of investments at fair value, as determined by quoted market prices

CTS Corporation common stock	$(3,161,775)
Mutual funds	1,368,394

$(1,793,381)

Note 5: Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination of the Plan, all affected participants will become fully vested in their accounts.
Note 6: Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006
Note 7: Party-In-Interest Transactions
Certain Plan investments held at December 31, 2007 and 2006 are shares of mutual funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
In addition, certain Plan investments at December 31, 2007 and 2006 are shares of CTS Corporation common stock. At December 31, 2007 and 2006, fair value of the shares of common stock was $5,360,735 and $9,194,874, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.
The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.
Certain Plan investments at December 31, 2007 and 2006 were managed by agents of the trustee.

CTS Corporation Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		(c) Description of Investments
	(a) (b) Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(e) Fair
	or Similar Party	Par or Maturity Value	Value
*	JP Morgan Chase Bank	Cash	$—

*	JP Morgan Prime Money Market Fund	Money Market Fund (19,874,378 units)	19,874,378

*	CTS Corporation	CTS Corporation Common Stock, no par value (539,852 shares)	5,360,735

	Allegiant Core Equity Fund	Mutual Fund (41,694 units)	511,165
*	American Century Equity Index Fund	Mutual Fund (517,093 units)	3,019,826
*	American Century International Growth Fund	Mutual Fund (779,617 units)	10,782,099
*	American Century Large Company Value Fund	Mutual Fund (399,285 units)	2,858,878
*	American Century Small Company Fund	Mutual Fund (345,061 units)	2,864,007

*	American Century Strategic Allocation-Moderate Fund	Mutual Fund (260,138 units)	1,781,947
*	American Century Ultra Fund	Mutual Fund (552,067 units)	13,768,554
	GAMCO Growth Fund	Mutual Fund (382,122 units)	13,821,344
*	JP Morgan Diversified Equity Fund	Mutual Fund (563,233 units)	7,637,436
*	JP Morgan Intermediate Bond Fund	Mutual Fund (675,603 units)	7,073,562
*	JP Morgan US Equity Fund	Mutual Fund (840,179 units)	13,938,562
	Oakmark Equity and Income Fund	Mutual Fund (278,447 units)	7,484,642
	Royce Premier Fund	Mutual Fund (239,323 units)	4,128,313

		Total Mutual Funds	89,670,335

*	Participant loans	Interest rates ranging from 5.00% to 11.50%, due from January 2, 2006 to June 9, 2017 (288 Loans)	1,902,438

		Total Assets	$116,807,886

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION Retirement Savings Plan
By:	/s/ James L. Cummins
Name:	James L. Cummins, Chairman
CTS Corporation Benefit Plan Administration Committee

Date: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23(a)	Consent of BKD, LLP